                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. ___)*


                           MARKS BROS. JEWELERS, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    570698100
                                 --------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement: [ X ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 570698100                    13G

       1        NAME OF REPORTING PERSONS
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                U.S. TRUST COMPANY OF CALIFORNIA, N.A. (not in its individual or corporate capacity but solely as trustee) (Tax Identification No. 95-4311476) and the MARKS BROS. JEWELERS, INC. EMPLOYEE STOCK OWNERSHIP TRUST (the "Trust").

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                Not Applicable                (a)  / /

                                              (b)  / /
       3        SEC USE ONLY

       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S. Trust Company of California, N.A. is a national banking association organized under the laws of the United States. The agreement establishing the Trust is to be construed according to the laws of the State of Illinois to the extent such laws are not preempted by federal law.

                     5        SOLE VOTING POWER
   NUMBER OF                        0
     SHARES
                     6        SHARED VOTING POWER
 BENEFICIALLY                 (As of 5/2/96)
   OWNED BY                           843,865
      EACH
   REPORTING         7        SOLE DISPOSITIVE POWER
     PERSON                   (As of 5/2/96)
      WITH                            843,865

                     8        SHARED DISPOSITIVE POWER
                                    0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     843,865   (As of 5/2/96)

       10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                Not Applicable

       11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     10.1 %

       12       TYPE OF REPORTING PERSON*
                BK, EP (See Item 3)

                      *SEE INSTRUCTION BEFORE FILLING OUT!

The Marks Bros. Jewelers, Inc. Employee Stock Ownership Trust (the "Trust") was established pursuant to the Marks Bros. Jewelers, Inc. Employee Stock Ownership Trust Agreement, dated May 6, 1996 (the "Trust Agreement") to carry out the purposes of the Marks Bros. Jewelers, Inc. Employee Stock Ownership Plan, adopted and effective March 4, 1988, as restructured pursuant to the ESOP Restructuring Agreement dated March 29, 1996 (the "ESOP"). The trustee of the Trust is U.S. Trust Company of California, N.A. (the "Trustee"). The filing of this Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(A).     NAME OF ISSUER:

The name of the issuer is the Marks Bros. Jewelers, Inc. (the "Issuer").

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of the Issuer is 155 N. Wacker Drive, Chicago, Illinois 60606.

ITEM 2(A).     NAME OF PERSON FILING:

The persons filing this Statement are the Trust and the Trustee (collectively, the "Reporting Persons"). A Resolution of the Board of Directors of the Trustee authorizing the undersigned Corporate Trust Officer to sign this Schedule 13G on behalf of the Trust and the Trustee is attached hereto as Exhibit A.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the Trust and its principal place of business is c/o U.S. Trust Company of California, N.A., 1300 Eye Street, N.W., Suite 1080 East, Washington D.C. 20005. The address of the Trustee is 1300 Eye Street, N.W., Suite 1080 East, Washington D.C.

ITEM 2(C).     CITIZENSHIP OR PLACE OR ORGANIZATION:

The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the United States and to the laws of the State of Illinois, to the extent such state laws are not preempted by the laws of the United States.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this Statement relates is the common stock, $.001 par value per share, of the Issuer (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:

The CUSIP number of the Common Stock is 570698100.

ITEM 3.   The Reporting Persons are as follows:

The Trustee is a:

(b)  [X]  Bank as defined in Section 3(a)(6) of the Act.

The Trust is an:

(f) [X] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund; See Section 240.13d-1(b)(1)(ii)(F).

ITEM 4.   OWNERSHIP:

(a)  Amount Beneficially Owned: 843,865(1) (as of 5/2/96)

(b)  Percent of Class:  10.1%(1) (as of 5/2/96)

(c)  Number of shares as to which such person has:

     (i)     sole power to vote or to direct the vote. . . . . . . .        0

     (ii)    shared power to vote or to direct the vote. . . . . . .  843,865(1)

     (iii)   sole power to dispose or to direct the
             disposition of. . . . . . . . . . . . . . . . . . . . .  843,865(1)

     (iv)    shared power to dispose or to direct the
              disposition of . . . . . . . . . . . . . . . . . . . .        0

     __________________________

     (1)Participants in the ESOP (the "ESOP Participants") have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to voting of allocated shares, the Trustee votes such shares in its independent discretion. The unallocated shares of Common Stock are voted by the Trustee in the Trustee's independent discretion. Additionally, the Trustee has the authority to dispose of allocated and unallocated shares in its independent discretion. Because the Trustee has investment and voting discretion over allocated and unallocated shares under certain circumstances, such shares may be deemed beneficially owned by the Trust and the Trustee under such circumstances. All of the shares of Common Stock listed as beneficially owned by the Reporting Persons are allocated to the accounts of the ESOP Participants. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following.              [   ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Subject to the terms and conditions of the Trust and the ESOP, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1996

U.S. TRUST COMPANY OF CALIFORNIA, N.A.
(not in its individual or corporate
capacity but solely as trustee)




By:  /s/ Terry J. Colberg
     -------------------------
     Terry J. Colberg
     Its:  Vice President

                                  EXHIBIT INDEX

EXHIBIT                  DESCRIPTION                                        PAGE
- -------                  -----------
A         Grant of Power of Attorney to Terry J. Colberg . . . . . . . . . .   8

                                                                       EXHIBIT A




                                POWER OF ATTORNEY



     KNOW ALL BY THESE PRESENTS, U.S. Trust Company of California, N.A., a national banking association organized under the laws of the United States, hereby appoints Terry J. Colberg as its true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign and file on its behalf any Securities and Exchange Commission Schedule 13G relating to the securities of Marks Bros. Jewelers, Inc., on and after the date hereof, including any and all amendments to any filings on Schedule 13G relating to the securities of Marks Bros. Jewelers, Inc. which have been filed or may be filed hereafter, and to do and perform each and every other act or thing related to such filings requisite, necessary or appropriate to be done.


                              U.S. Trust Company of California, N.A.


                              By: /s/ Robert S. Cummings
                                 ---------------------------
                               Its: Senior Vice President
                                   ----------------------------------------